
MM
KARTON AG


03029885

1st Half-Year Report 2003

- Ongoing high-level earnings despite weak economic climate
- Operating profit increased by 4 %
- Period net income below previous year's level due to higher tax rate and non-recurring expenses
- As expected, market-related downtime at MM-Karton in the second quarter followed high utilization in the first quarter
- Positive development of business in the folding carton sector continued
- Forecast horizon still extremely short-term

Mayr-Melnhof Group Key Indicators

(US GAAP, unaudited)

(consolidated, in millions of EUR)	1st - 2nd Quarter Jan. 1 to June 30, 2003	Jan. 1 to June 30, 2002	+/–
Sales	660.1	600.0	+10.0%
EBITDA	108.9	109.0	-0.1%
EBITDA margin (%)	16.5%	18.2%	
Operating profit	70.5	67.8	+4.0%
Operating margin (%)	10.7%	11.3%	
Income before income taxes and minority interests	66.5	68.1	-2.3%
Income taxes	(26.3)	(24.4)	
Net income	38.9	43.5	-10.6%
Net income margin (%)	5.9%	7.3%	
Basic and diluted earnings per share (in EUR)	3.53	3.94	
Cash earnings	83.6	85.8	-2.6%
Cash earnings margin (%)	12.7%	14.3%	
Capital expenditures	24.5	30.0	
Depreciation and amortization	41.7	40.4	

	June 30, 2003	Dec. 31, 2002
Stockholders' equity (in millions of EUR)	587.0	572.0
Total liabilities and stockholders' equity (in millions of EUR)	1,188.6	1,175.2
Equity to total assets (%)	49.4%	48.7%
Net debt (in millions of EUR)	(60.7)	(40.1)
Enterprise value (in millions of EUR)	807.6	784.6
Employees	6,780	6,786

Dear Shareholders,

An improvement of the weak worldwide economic situation is still not recognizable. Speed and scale of the impulses from the US are also very uncertain. In the euro zone, an upswing still remains out of sight due to a lack of aggregate demand and a significant devaluation of the US Dollar against the Euro. In Central and Eastern Europe, the positive development is unbroken although stagnation in the euro zone gradually puts a break on this trend. In Asia, the recovery of the economies is still proceeding very slowly.

Your Company stayed almost unaffected by the economic development until the middle of the first half-year. As expected, it was necessary to take accentuated downtime at MM-Karton during the second quarter in order to bring cartonboard supply in line with demand. However, the Group remained strong due to the proximity to consumption of its folding carton products as well as the successful development of its recent acquisitions and consequent cost reductions.

Statement of income

Consolidated sales reached EUR 660.1 million (1st half of 2002: EUR 600.0 million) and therefore surpassed the previous year's level by EUR 60.1 million (+10.0 %). This increase is primarily attributable to the acquisitions made in 2002.

Operating profit was once again improved and rose by EUR 2.7 million (+4.0 %) from EUR 67.8 million to EUR 70.5 million. This increase is substantially due to the contributions of MM-Graphia and MM-Packaging.

Net interest expense amounted to EUR -0.7 million (1st half of 2002: EUR -0.5 million).

Other - net of EUR -3.2 million (1st half of 2002: EUR +0.4 million) particularly results from a devaluation of the stocks held in Reno de Medici, S.A.

Income before taxes and minority interests came to EUR 66.5 million (1st half of 2002: EUR 68.1 million).

Income taxes increased by EUR 1.9 million. Consequently, the Group's effective tax rate amounted to 39.5 % (1st half of 2002: 35.8 %).

Due to the acquisitions made in 2002, the results which are attributable to minority interests increased by EUR 1.0 million.

Thus the first half-year of 2003 was concluded with a net income of EUR 38.9 million (1st half of 2002: EUR 43.5 million).

As a result of the share repurchase program, a weighted average of 11,016,869 shares were in circulation during the period under review. The basic earnings per share amounted to EUR 3.53 (1st half of 2002: EUR 3.94).

Depreciation and amortization of tangible and intangible fixed assets totaled EUR 41.7 million (1st half of 2002: EUR 40.4 million).

Assets, Capital Resources and Liquidity

The Mayr-Melnhof Group's balance sheet total increased in the first half-year of 2003 relative to 12/31/2002 by EUR 13.4 million to EUR 1,188.6 million.

Stockholders' equity prospered from EUR 572.0 million by EUR 15.0 million to EUR 587.0 million. This increase can be primarily attributed to the balance of the period net income of EUR 38.9 million and the dividend of Mayr-Melnhof AG in the amount of EUR 22.0 million.

With an equity ratio of 49.4 % (12/31/2002: 48.7 %), the balance sheet structure remains very solid.

Interest bearing long term liabilities to financial institutions were reduced to EUR 171.0 million (12/31/2002: EUR 185.4 million) and are mainly of a long-term nature.

Total resources available to the Group increased by EUR 6.2 million to EUR 231.7 million (12/31/2002: EUR 225.5 million) during the period under review. The balance of resources available and interest bearing liabilities amounted to EUR 60.7 million (12/31/2002: EUR 40.1 million). Therefore, the Group continues to have no net debt.

Cash Flow Development

The cash flow from operating activities amounted to EUR 70.9 million after EUR 68.7 million in the previous year's period.

The cash outflow from investing activities was reduced by one third from EUR 76.0 million to EUR 50.0 million. This decline can be basically attributed to lower disbursements for acquisitions in 2003 as compared to the previous year. Investment activities within the first half-year were primarily focused on the stock preparation at MM-Karton.

The cash flow from financing activities amounted to EUR 32.8 million (1st half of 2002: EUR 46.3 million). This drop primarily results from minor financing requirements.

Development in the second quarter

As expected, it was necessary to adjust cartonboard production during the second quarter increasingly to market conditions by taking downtime. The capacity utilization of MM-Karton reached approximately 83 %. As a result, it was possible to maintain the average cartonboard price fairly at the level of the previous quarter. Price development on the raw material markets did not show any essential change apart from a temporary increase of waste paper prices at the beginning of the quarter.

In the folding carton sector, both MM-Packaging and MM-Graphia could prolong the positive development and were able to strengthen their leading market position through market success.

Group operating profit reached EUR 31.1 million, which is EUR 8.3 million below the level of the first quarter (EUR 39.4 million). This decline is mainly attributable to lower capacity utilization at MM-Karton during the second quarter.

Net income for the period totaled EUR 16.7 million after EUR 22.2 million in the previous quarter and EUR 21.6 million in the second quarter of 2002.

Outlook

Uncertainty as to the future economic development and looming stagnation will continue to characterize the economic environment in the euro zone. Also, from today's perspective, no major impulses from the non-European markets, especially the US and Asia, can be expected.

In mid-August the order backlog of MM-Karton stood at the average level of the first half-year. Cartonboard demand will remain extremely short-term although satisfactory development in July is expected to be followed by a capacity utilization exceeding the second quarter's level (83 %) also during the month of August. As in the past, it will remain necessary to adjust cartonboard production to market conditions by selective downtime. The target of keeping prices at their current levels despite more short-term demand will be maintained.

In line with our current view on market demand we expect an ongoing stable price situation on the waste paper markets.

MM-Packaging and MM-Graphia continue to register a solid development of sales. Therefore, a third quarter of sound performance becomes apparent in the folding carton sector.

Although forecast possibilities remain very limited we stay confident for the overall 2003 financial year.

Report on the Divisions

Interim reporting on the Divisions MM-Packaging und MM-Graphia, which were newly structured as from the 2002 full year, has commenced with the first quarter of 2003. Reporting on MM-Karton has remained unchanged in comparison with the previous periods.

Mayr-Melnhof Karton

During the first half-year of 2003, cartonboard markets were characterized by ongoing short-term demand from Europe and a decline in the order intake from the Middle East and Asia.

The short-term nature of the customers' planning becomes evident in the average order backlog during the first half-year, which came to approximately 50,000 tons. As in the first quarter, this is significantly below the previous year's level (1st half of 2002: approximately 100,000 tons). As planned, production was adjusted to market conditions by selective downtime resulting in a 88 % capacity utilization during the first half-year of 2003 (1st half of 2002: 98 %).

Apart from a temporary rise in the waste paper prices at the beginning of the second quarter, the price situation on the procurement markets did not register any essential change during the first half-year of 2003.

At approximately 713,000 tons, cartonboard sales were 5.9 % below the level of the first half-year of 2002 (758,000 tons). European markets accounted for about 80 % of this amount (1st half of 2002: 79 %). Production was at 716,000 tons which is equivalent to a decline by 3.5 % compared to the previous year (742,000 tons).

Sales, however, declined only by 2.8 % to EUR 385.4 million (1st half of 2002: EUR 396.7 million) as it has been possible to maintain the average sales price above the level of the same period in 2002. As expected, operating profit declined as a result of increased production curtailments during the second quarter and reached EUR 43.7 million after EUR 50.1 million in the previous year. This led to an operating margin of 11.3 % (1st half of 2002: 12.6 %).

Performance Indicators MM-Karton (US GAAP, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	2003	2002	+/-
Sales[1]	385.4	396.7	-2.8%
Operating profit	43.7	50.1	-12.8%
Operating margin (%)	11.3%	12.6%	
Tonnage produced (in thousands of tons)	716	742	-3.5%

[1] including interdivisional sales

Mayr-Melnhof Packaging

MM-Packaging registered an ongoing positive development of business throughout the whole first half-year. Despite a very competitive environment, MM-Packaging was successful in strengthening the Division's profitability by effective cost reduction programs and the acquisition of new customers.

The tonnage converted totaled approximately 153,000 tons. Sales reached EUR 200.2 million and operating profit came to EUR 12.4 million. This resulted in an operating margin of 6.2 %.

Performance Indicators MM-Packaging (US GAAP, unaudited)

(in millions of EUR)	1st - 2nd Quarter 2003	2nd Quarter 2003	1st Quarter 2003
Sales[1]	200.2	98.3	101.9
Operating profit	12.4	6.7	5.7
Operating margin (%)	6.2%	6.8%	5.6%
Tonnage processed (in thousands of tons)	153	74	79

[1] including interdivisional sales

Mayr-Melnhof Graphia

Sales of cigarette packaging recorded a very stable development throughout Western Europe during the first half-year. In Eastern Europe, the path of expansion could be successfully continued.

Producers of tobacco products work intensively on the implementation of the EU directive concerning warning texts and pictures on cigarette packs. The resulting additional investment expenditures at MM-Graphia are within the Group's long-term investment policy to invest a maximum of 50 % of the cash earnings.
The confectionery segment demonstrated a fairly stable development.

Overall, approximately 45,000 tons of cartonboard and paper were converted during the first half-year. Sales totaled EUR 121.9 million and operating profit reached EUR 14.4 million. Consequently, an operating margin of 11.8 % was achieved.

Performance Indicators MM-Graphia (US GAAP, unaudited)

(in millions of EUR)	1st - 2nd Quarter 2003	2nd Quarter 2003	1st Quarter 2003
Sales[1]	121.9	63.0	58.9
Operating profit	14.4	6.6	7.8
Operating margin (%)	11.8%	10.5%	13.2%
Tonnage processed (in thousands of tons)	45	22	23

[1] including interdivisional sales

Consolidated Statements of Income

(US GAAP, unaudited)

(all amounts in thousands of EUR except share and per share data)	2nd Quarter		1st - 2nd Quarter	
	April 1 to June 30, 2003	April 1 to June 30, 2002	**Jan. 1 to June 30, 2003**	Jan. 1 to June 30, 2002
Sales	319,689.1	305,551.0	660,135.1	599,958.5
Cost of sales	(244,422.7)	(224,254.0)	(499,966.7)	(435,980.8)
Gross margin	**75,266.4**	**81,297.0**	**160,168.4**	**163,977.7**
Selling, general and administrative expenses	(45,759.7)	(50,105.8)	(94,496.2)	(100,334.1)
Other operating income - net	1,608.8	2,106.9	4,810.5	4,185.4
Operating profit	**31,115.5**	**33,298.1**	**70,482.7**	**67,829.0**
Interest income	1,549.6	1,903.3	3,325.3	3,854.3
Interest expense	(1,920.2)	(2,088.5)	(4,062.3)	(4,368.6)
Equity income - net	37.5	262.5	(85.5)	432.3
Other - net	(1,400.6)	586.6	(3,172.1)	395.1
Income before income taxes and minority interests	**29,381.8**	**33,962.0**	**66,488.1**	**68,142.1**
Income taxes	(11,836.1)	(12,212.5)	(26,340.9)	(24,418.8)
Income before minority interests	**17,545.7**	**21,749.5**	**40,147.2**	**43,723.3**
Minority interests	(861.6)	(98.3)	(1,259.1)	(218.3)
Net income	**16,684.1**	**21,651.2**	**38,888.1**	**43,505.0**
Basic average number of shares outstanding (in thousands)	11,049.1	11,046.5	11,016.9	11,044.0
Basic earnings per share (in EUR)	**1.51**	**1.96**	**3.53**	**3.94**
Diluted average number of shares outstanding (in thousands)	10,976.4	11,054.7	11,028.7	11,052.2
Diluted earnings per share (in EUR) [1]	**1.52**	**1.96**	**3.53**	**3.94**

[1] On June 17, 2003, all issued and exercisable 50,000 options were exercised by the holder of the stock options. The Group recorded an additional compensation expense of thous. EUR 151.0 for awards paid in cash related to the options exercised. The options were exercised at a price of EUR 20.25 per share as a cash payment. Accordingly, the Group effected a payment of EUR 1.0 million. In addition an amount of thous. EUR 36.3 was paid to the option holder for reimbursement of the exercise price paid in prior years. As of June 30, 2003, no more exercisable or outstanding options existed.
We refer to the explanations from the 2002 Annual Report as regards the US GAAP provisions on the determination of the earnings per share and the modalities of the stock options.

Consolidated Balance Sheets

(US GAAP, unaudited)

ASSETS (all amounts in thousands of EUR)	Half-Year June 30, 2003	Year End Dec. 31, 2002
Current		
Cash and cash equivalents	136,126.5	149,147.1
Marketable securities	194.7	94.1
Trade accounts receivable, net of allowances for doubtful accounts	177,277.4	152,509.2
Inventories	153,379.3	152,442.0
Prepaid expenses and other current assets	58,775.5	53,292.1
Deferred income taxes	9,573.5	10,719.8
Total current assets	**535,326.9**	**518,204.3**
Investments and long-term financial assets	111,316.1	91,360.2
Property, plant and equipment - net	486,838.4	507,450.8
Deferred income taxes	385.6	428.4
Intangible assets - net, including goodwill of EUR 30,960.9 and EUR 30,982.3 in 2003 and 2002, respectively	38,741.6	40,932.7
Prepaid pension cost	16,037.7	16,835.0
Total assets	**1,188,646.3**	**1,175,211.4**

LIABILITIES AND STOCKHOLDERS' EQUITY
(all amounts in thousands of EUR)

Current		
Trade liabilities	85,593.7	88,358.3
Accrued expenses and other liabilities	142,502.9	136,221.7
Deferred income	2,349.6	1,127.2
Deferred income taxes	1,151.6	1,221.2
Short-term borrowings	13,197.9	12,909.0
Current portion of long-term bank debt	61,225.5	64,548.3
Current portion of obligations under capital leases	8,559.3	8,726.3
Provisions for income taxes	49,972.5	41,625.4
Total current liabilities	**364,553.0**	**354,737.4**
Long-term debt	96,596.1	107,958.5
Obligations under capital leases	7,697.4	9,130.2
Other long-term liabilities	68,165.2	67,633.8
Deferred income taxes	55,875.4	55,453.7
Minority interests	8,764.3	8,269.9
Capital stock	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,594.3
Retained earnings	397,740.1	380,900.3
Accumulated other comprehensive loss	(14,097.8)	(9,025.0)
Treasury stock at cost	(53,100.8)	(56,681.7)
Stockholders' equity	**586,994.9**	**572,027.9**
Total liabilities and stockholders' equity	**1,188,646.3**	**1,175,211.4**

Consolidated Statements of Changes in Stockholders' Equity

(Condensed version US GAAP, unaudited)

(all amounts in thousands of EUR except per share data)	1st - 2nd Quarter					
	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total stockholders' equity
Balance at January 1, 2003	**87,240.0**	**169,594.3**	**380,900.3**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
Comprehensive income:						
Net income			38,888.1			38,888.1
Other comprehensive income (loss)				(5,072.8)		(5,072.8)
Total comprehensive income						**33,815.3**
Dividend (EUR 2.00 per share)			(22,048.3)			(22,048.3)
Exercise of stock options		(448.0)				(448.0)
Sale of treasury stock		67.1			3,580.9	3,648.0
Balance at June 30, 2003	**87,240.0**	**169,213.4**	**397,740.1**	**(14,097.8)**	**(53,100.8)**	**586,994.9**
Balance at January 1, 2002	**87,240.0**	**170,479.4**	**317,463.3**	**(294.5)**	**(51,350.6)**	**523,537.6**
Comprehensive income:						
Net income			43,505.0			43,505.0
Other comprehensive income (loss)				(4,032.3)		(4,032.3)
Total comprehensive income						39,472.7
Dividend (EUR 1.80 per share)			(19,886.3)			(19,886.3)
Purchase of treasury stock					(1,787.5)	(1,787.5)
Balance at June 30, 2002	**87,240.0**	**170,479.4**	**341,082.0**	**(4,326.8)**	**(53,138.1)**	**541,336.5**

Consolidated Statements of Cash Flows

(Condensed version US GAAP, unaudited)

(all amounts in thousands of EUR)	1st - 2nd Quarter	
	Jan. 1 to June 30, 2003	Jan. 1 to June 30, 2002
Cash flow from operating activities	70,921.4	68,699.4
Cash flow from investing activities	(50,033.4)	(76,019.4)
Cash flow from financing activities	(32,792.0)	(46,327.4)
Effect of exchange rate changes on cash and cash equivalents	(1,116.6)	(416.3)
Net change in cash and cash equivalents	**(13,020.6)**	**(54,063.7)**
Cash and cash equivalents at the beginning of the period	**149,147.1**	**166,639.6**
Cash and cash equivalents at the end of the period	**136,126.5**	**112,575.9**
Adjustments to reconcile cash and cash equivalents to total resources available to the Group:		
Current and non-current available-for-sale securities	95,549.3	79,245.6
Total resources available to the Group	**231,675.8**	**191,821.5**

Results for the first three quarters of 2003 will be released on November 18, 2003.

The Management Board of Mayr-Melnhof Karton AG

Quarterly Overview

(US GAAP, unaudited)

MM Group

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	1st Quarter 2003	2nd Quarter 2003
Sales	294.4	305.6	340.4	325.3	**340.4**	**319.7**
EBITDA	54.7	54.3	60.7	53.6	**58.3**	**50.6**
EBITDA margin (%)	18.6%	17.8%	17.8%	16.5%	**17.1%**	**15.8%**
Operating profit	34.5	33.3	37.4	30.5	**39.4**	**31.1**
Operating margin (%)	11.7%	10.9%	11.0%	9.4%	**11.6%**	**9.7%**
Income before income taxes and minority interests	34.2	33.9	36.2	28.5	**37.1**	**29.4**
Income taxes	(12.2)	(12.2)	(13.3)	(11.1)	**(14.5)**	**(11.8)**
Net income	21.9	21.6	22.7	17.1	**22.2**	**16.7**
Net income margin (%)	7.4%	7.1%	6.7%	5.3%	**6.5%**	**5.2%**
Basic earnings per share (in EUR)	1.98	1.96	2.06	1.57	**2.02**	**1.51**
Diluted earnings per share (in EUR)	1.98	1.96	2.06	1.57	**2.01**	**1.52**

Divisions

MM-Karton

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	1st Quarter 2003	2nd Quarter 2003
Sales[1]	189.5	207.2	194.7	187.3	**203.4**	**182.0**
Operating profit	25.4	24.7	21.9	22.4	**25.9**	**17.8**
Operating margin (%)	13.4%	11.9%	11.2%	12.0%	**12.7%**	**9.8%**
Tonnage produced (in thousands of tons)	362	380	369	324	**373**	**343**

MM-Packaging

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003
Sales[1]	**101.9**	**98.3**
Operating profit	**5.7**	**6.7**
Operating margin (%)	**5.6%**	**6.8%**
Tonnage processed (in thousands of tons)	**79**	**74**

MM-Graphia

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003
Sales[1]	**58.9**	**63.0**
Operating profit	**7.8**	**6.6**
Operating margin (%)	**13.2%**	**10.5%**
Tonnage processed (in thousands of tons)	**23**	**22**

[1] including interdivisional sales

Mayr-Melnhof Shares


Relative Performance of MM Shares 2002/2003
160
150
140
130
120
110
100
90
80
70
60
MM
ATX
MSCI
(Europe/Forest Products and Paper)
Jan Feb March April May June July Aug Sep Oct Nov Dec Jan Feb March April May June July
28.12.2001=100

Share price (closing price):	as of August 5, 2003:	EUR 76.40	Number of shares issued:	12,000,000
	2003 High:	EUR 78.10	Market capitalization	
	2003 Low:	EUR 68.40	as of August 5, 2003:	EUR 842 million

Share Repurchase Program

The Mayr-Melnhof Group has been repurchasing own shares since March 19, 2001. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. The current repurchase program will end on November 14, 2003. The 9th Ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until November 13, 2004.

Until June 30, 2003, 975,848 own shares, representing 8.1 % of the capital stock, were acquired at a value of EUR 53.1 million including fees. All transactions are published on the Internet at **www.mayr-melnhof.com** .

Editorial information:
Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck (prev. Werba)
Investor Relations
Tel.: +43/ (0)1 50 136 1180
Fax: +43/ (0)1 50 136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com